                                                                     EXHIBIT 4.2


                                                        APPROVED BY:
                                                ----------------------------
                                                ORC#           INITIALS
                                                ----------------------------
                                                05493
                                                ----------------------------
                                                PRIMARY ORC #:
                                                ----------------------------


REVOLVING BUSINESS CREDIT NOTE (LIBOR - BASED INTEREST RATE)

Due September 30, 2002                                 $7,500,000.00

No.                                                    Date: September 21, 2000
    --------- ----------

PROMISE TO PAY. On or before September 30, 2002, for value received, American Medical Technologies, Inc. (the "Borrower") promises to pay to BANK ONE, MICHIGAN (the "Bank"), or order, at any office of the Bank in the State of Michigan, the sum of SEVEN MILLION FIVE HUNDRED THOUSAND DOLLARS ($7,500,000.00), or such lesser sum as is indicated on Bank records, plus interest as provided below.

DEFINITIONS.

As used in this note, the following terms have the following respective meanings.

         "APPLICABLE MARGIN" means with respect to any Floating Rate Loan 0% per annum and with respect to any Eurodollar Loan 1.50% per annum.

         "BUSINESS DAY" means a day other than a Saturday or Sunday, or other day that commercial banks in Detroit, Michigan are authorized or required to close under the laws of the State of Michigan and, with respect to any Eurodollar Loan, on which dealings in United States dollar deposits are carried out in the London interbank market.

         "CREDIT AGREEMENT" is defined in the paragraph entitled "CREDIT AGREEMENT" below.

         "CREDIT FACILITY" is defined in the paragraph entitled "CREDIT FACILITY" below.

         "EURODOLLAR BASE RATE" means the applicable British Bankers' Association Interest Settlement Rate for deposits in U.S. dollars appearing on Reuters Screen FRBD as of 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period, provided that, (i) if Reuters Screen FRBD is not available to the Bank for any reason, the applicable Eurodollar Base Rate for the relevant Interest Period shall instead be the applicable British Bankers' Association Interest Settlement Rate for deposits in U.S. dollars as reported by any other generally recognized financial information service as of 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, and having a maturity equal to such Interest Period, and (ii) if no such British Bankers' Association Interest Settlement Rate is available to the Bank, the applicable Eurodollar Base Rate for the relevant Interest Period shall instead be the rate determined by the Bank to be the rate at which the Bank or one of its affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market at approximately 11:00 a.m. (London time) two Business Days prior to the first day of such Interest Period, in the approximate amount of the Eurodollar Loan and having a maturity equal to such Interest Period.

         "EURODOLLAR LOAN" means any Loan under the Credit Facility when and to the extent that its interest rate is determined by reference to the Eurodollar Rate.

         "EURODOLLAR RATE" means, with respect to any Eurodollar Loan and the related Interest Period, the per annum rate that is equal to the sum of:

         (A) the Applicable Margin, plus

         (B) the rate obtained by dividing (i) the Eurodollar Base Rate by (ii) an amount equal to one minus the stated maximum rate (expressed as a decimal) of all reserve requirements (including, without limitation, any marginal, emergency, supplemental, special or other reserves) specified on the first day of such Interest Period by the Board of Governors of the Federal Reserve System (or any successor agency) for determining the maximum reserve requirement with respect to eurocurrency funding required to be maintained by a Federal Reserve System member bank;



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         all as conclusively determined by the Bank, such sum to be rounded up, if necessary, to the nearest one-hundredth of one percent (1/100 of 1%).

         "FLOATING RATE" means the Prime Rate plus the Applicable Margin until maturity whether by acceleration or otherwise. "Prime Rate" means a rate per annum equal to the prime rate of interest announced from time to time by the Bank or its parent (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes.

         "FLOATING RATE LOAN" means any Loan under the Credit Facility when and to the extent that its interest rate is determined by reference to the Floating Rate.

         "INTEREST PERIOD" means, with respect to any Eurodollar Loan, a period of one, two, three or six months agreed upon by the Borrower and the Bank, commencing on the Business Day the Loan is made. If the Interest Period would end on a day which is not a Business Day, the Interest Period shall end on the next succeeding Business Day unless that Business Day would fall in the next calendar month, in which case the Interest Period shall end on the immediately preceding Business Day.

         "LOAN" and "LOANS" are defined in the paragraph entitled "CREDIT FACILITY" below.

         "LOAN DOCUMENTS" means this note, the Credit Agreement, and any other documents executed in connection with the Credit Facility.

CREDIT FACILITY. The Bank has authorized a credit facility to the Borrower in a principal amount not to exceed the face amount of this note. The credit facility is in the form of loans (EACH, A "LOAN", AND, TOGETHER, THE "LOANS") made from time to time by the Bank to the Borrower. This note evidences the Borrower's obligation to repay those Loans. The Bank shall, in the ordinary course of business, make notations in its records of the date, amount, interest rate and Interest Period of each Loan, the amount of each payment on the Loans, and other information. Such records shall, in the absence of manifest error, be conclusive as to the outstanding principal balance of and interest rate or rates applicable to the Loans. The aggregate principal amount of debt evidenced by this note shall be the amount reflected from time to time in the records of the Bank but shall not exceed the face amount of this note. Until maturity, the Borrower may borrow, pay down, and reborrow under this note so long as the aggregate principal amount outstanding at any one time does not exceed the face amount of this note.

CREDIT AGREEMENT. This note evidences a debt under the terms of a Line of Credit Agreement (the "Credit Agreement") between the Bank and the Borrower dated concurrently, and any amendments.

INTEREST RATES. Each Loan under the Credit Facility may be outstanding as either a Floating Rate Loan or a Eurodollar Loan. The Borrower shall pay interest to the Bank on the outstanding and unpaid principal amount of each Floating Rate Loan at the Floating Rate and each Eurodollar Loan at the Eurodollar Rate. Interest shall be calculated on the basis of the actual number of days elapsed in a year of 360 days. In no event shall the interest rate applicable to any Loan exceed the maximum rate allowed by law. Any interest payment which would for any reason be deemed unlawful under applicable law shall be applied to principal.

NOTICE AND MANNER OF BORROWING. The Borrower shall give the Bank written notice (effective upon receipt) of any Loan under the Credit Facility no later than 11:00 A.M. Detroit time, one (1) Business Day before each Floating Rate Loan and three (3) Business Days before each Eurodollar Loan specifying: (A) the date of the Loan, (B) the amount of the Loan, (C) the type of the Loan (Floating Rate Loan or Eurodollar Loan), and (D) in the case of a Eurodollar Loan, the duration of the applicable Interest Period. Each Eurodollar Loan shall be in a minimum amount of $500,000.00. All notices under this paragraph are irrevocable. By the Bank's close of business on the date of the Loan and upon fulfillment of the conditions set forth in the Credit Agreement, the Bank shall make the Loan available to the Borrower in immediately available funds by crediting the amount of the Loan to the Borrower's account with the Bank.

CONVERSION AND RENEWALS. The Borrower may elect from time to time to convert one type of Loan into another or to renew any Loan by giving the Bank written notice no later than 11:00 A.M. Detroit time one (1) Business Day before conversion into a Floating Rate Loan and three (3) Business Days before conversion into or renewal of a Eurodollar Loan, specifying: (A) the renewal or conversion date,
(B) the amount of the Loan to be converted or renewed, (C) in the case of conversion, the type of Loan to be converted into (Floating Rate Loan or Eurodollar Loan), and (D) in the case of renewals of or conversion into a Eurodollar Loan, the applicable Interest Period, provided that (i) the minimum principal amount of each Eurodollar Loan outstanding after a renewal or conversion shall be $500,000.00 and (ii) a Eurodollar Loan can only be converted on the last day of the Interest Period for the Loan. All notices given under this paragraph are irrevocable. If the Borrower fails to give the Bank the notice specified above for the renewal or conversion of a Eurodollar Loan by 11:00 a.m. Detroit time three (3) Business Days before the end of the Interest Period for that Loan, the Loan shall automatically be converted to a Floating Rate Loan on the last day of the Interest Period for the Loan.


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INTEREST PAYMENTS.  Interest on the Loans shall be paid as follows:

         (A) For each Floating Rate Loan, on the 30th day of each month beginning with the first full month following disbursement of the Loan and at the maturity of the Loan;

         (B) For each Eurodollar Loan, on the last day of the Interest Period for the Loan and, if the Interest Period is longer than three months, at three-month intervals beginning with the day three months from the date the Loan is disbursed.

OVERDUE AMOUNTS. Any principal amount not paid when due (at maturity, by acceleration, or otherwise) shall bear interest thereafter until paid in full, payable on demand, at a per annum rate equal to:

         (A) For each Floating Rate Loan a rate equal to the Floating Rate plus three percent (3%).

         (B) For each Eurodollar Loan, a rate equal to the Eurodollar Rate plus three percent (3%) from the time of default in payment of principal until the end of the then current Interest Period for the Loan and after that at a rate equal to the Floating Rate plus three percent (3%).

PREPAYMENT. The Borrower may prepay all or any part of any Floating Rate Loan at any time without premium or penalty. The Borrower may prepay any Eurodollar Loan only at the end of an Interest Period.

FUNDING LOSS INDEMNIFICATION. Upon the Bank's request, the Borrower shall pay the Bank amounts sufficient (in the Bank's reasonable opinion) to compensate it for any loss, cost, or expense incurred as a result of:

         (A) Any payment of a Eurodollar Loan on a date other than the last day of the Interest Period for the Loan, including, without limitation, acceleration of the Loans by the Bank pursuant to this note or the Loan Documents; or

         (B) Any failure by the Borrower to borrow or renew a Eurodollar Loan on the date specified in the relevant notice from the Borrower to the Bank.

ADDITIONAL COSTS. If any applicable domestic or foreign law, treaty, government rule or regulation now or later in effect (whether or not it now applies to the Bank) or the interpretation or administration thereof by a governmental authority charged with such interpretation or administration, or compliance by the Bank with any guideline, request or directive of such an authority (whether or not having the force of law), shall (A) affect the basis of taxation of payments to the Bank of any amounts payable by the Borrower under this note or the Loan Documents (other than taxes imposed on the overall net income of the Bank by the jurisdiction or by any political subdivision or taxing authority of the jurisdiction in which the Bank has its principal office), or (B) impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by the Bank, or (C) impose any other condition with respect to this note or the Loan Documents and the result of any of the foregoing is to increase the cost to the Bank of maintaining any Eurodollar Loan or to reduce the amount of any sum receivable by the Bank on such a Loan, or (D) affect the amount of capital required or expected to be maintained by the Bank (or any corporation controlling the Bank) and the Bank determines that the amount of such capital is increased by or based upon the existence of the Bank's obligations under this note or the Loan Documents and the increase has the effect of reducing the rate of return on the Bank's (or its controlling corporation's) capital as a consequence of the obligations under this note or the Loan Documents to a level below that which the Bank (or its controlling corporation) could have achieved but for such circumstances (taking into consideration its policies with respect to capital adequacy) by an amount deemed by the Bank to be material, then the Borrower shall pay to the Bank, from time to time, upon request by the Bank, additional amounts sufficient to compensate the Bank for the increased cost or reduced sum receivable. Whenever the Bank shall learn of circumstances described in this section which are likely to result in additional costs to the Borrower, the Bank shall give prompt written notice to Borrower of the basis for and the estimated amount of any such anticipated additional costs. A statement as to the amount of the increased cost or reduced sum receivable, prepared in good faith and in reasonable detail by the Bank and submitted by the Bank to the Borrower, shall be conclusive and binding for all purposes absent manifest error in computation.

ILLEGALITY. If any applicable domestic or foreign law, treaty, rule or regulation now or later in effect (whether or not it now applies to the Bank) or the interpretation or administration thereof by a governmental authority charged with such interpretation or administration, or compliance by the Bank with any guideline, request or directive of such an authority (whether or not having the force of law), shall make it unlawful or impossible for the Bank to maintain or fund the Eurodollar Loans, then, upon notice to the Borrower by the Bank, the outstanding principal amount of the Eurodollar Loans, together with accrued interest and any other amounts payable to the Bank under this note or the Loan Documents on account of the Eurodollar Loans shall be repaid (A) immediately upon the Bank's demand if such change or compliance with such requests, in the Bank's judgment, requires immediate repayment, or (B) at the expiration of the last Interest Period to expire before the effective date of any such change or request provided, however, that subject to the terms and conditions of this note and the Loan Documents the Borrower shall be entitled to simultaneously replace the entire outstanding balance of any Eurodollar Loan repaid in accordance with this section with a Floating Rate Loan in the same amount.



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INABILITY TO DETERMINE INTEREST RATE. If the Bank determines that (A) quotations of interest rates for the relevant deposits referred to in the definition of Eurodollar Rate are not being provided in the relevant amounts or for the relevant maturities for purposes of determining the interest rate on a Eurodollar Loan as provided in this note, or (B) the relevant interest rates referred to in the definition of Eurodollar Rate do not accurately cover the cost to the Bank of making or maintaining Eurodollar Loans, then the Bank shall forthwith give notice of such circumstances to the Borrower, whereupon (1) the obligation of the Bank to make Eurodollar Loans shall be suspended until the Bank notifies the Borrower that the circumstances giving rise to the suspension no longer exists, and (2) the Borrower shall repay in full the then outstanding principal amount of each Eurodollar Loan, together with accrued interest, on the last day of the then current Interest Period applicable to the Loan, provided, however, that, subject to the terms and conditions of this note and the Loan Documents, the Borrower shall be entitled to simultaneously replace the entire outstanding balance of any Eurodollar Loan repaid in accordance with this section with a Floating Rate Loan in the same amount.

OBLIGATIONS DUE ON NON-BUSINESS DAY. Whenever any payment under this note becomes due and payable on a day that is not a Business Day, if no event of acceleration has occurred and is continuing, the maturity of the payment shall be extended to the next succeeding Business Day, except, in the case of a Eurodollar Loan, if the result of the extension would be to extend the payment into another calendar month, the payment must be made on the immediately preceding Business Day.

SECURITY. To secure the payment of this note and all other present or future liabilities of the Borrower to the Bank, whether several, joint, or joint and several, the Borrower pledges and grants to the Bank a continuing security interest in the following described property and all of its additions, substitutions, increments, proceeds and products, whether now owned or later acquired ("Collateral"):

1. All securities and other property of the Borrower in the custody, possession or control of the Bank (other than property held by the Bank solely in a fiduciary capacity);
2. All property or securities declared or acknowledged to constitute security for any past, present or future liability of the Borrower to the Bank;
3.       All balances of deposit accounts of the Borrower with the Bank;
4. The following additional property: all of the Borrower's present and future accounts, chattel paper and general intangibles; all of the Borrower's present and future inventory and equipment, wherever located; all of the Borrower's patents, copyrights and trademarks.

BANK'S RIGHT TO SETOFF. The Bank shall have the right at any time to apply its own debt or liability to the Borrower or to any other party liable on this note in whole or partial payment of this note or other present or future liabilities, without any requirement of mutual maturity.

REPRESENTATIONS BY BORROWER. Each Borrower represents: (a) that the execution and delivery of this note and the performance of the obligations it imposes do not violate any law, conflict with any agreement by which it is bound, or require the consent or approval of any governmental authority or any third party; (b) that this note is a valid and binding agreement, enforceable according to its terms; and (c) that all balance sheets, profit and loss statements, and other financial statements furnished to the Bank are accurate and fairly reflect the financial condition of the organizations and persons to which they apply on their effective dates, including contingent liabilities of every type, which financial condition has not changed materially and adversely since those dates. Each Borrower, other than a natural person, further represents: (a) that it is duly organized, existing and in good standing pursuant to the laws under which it is organized; and (b) that the execution and delivery of this note and the performance of the obligations it imposes (i) are within its powers and have been duly authorized by all necessary action of its governing body; and (ii) do not contravene the terms of its articles of incorporation or organization, its by laws, or any partnership, operating or other agreement governing its affairs.

EVENTS OF DEFAULT/ACCELERATION. If any of the following events occurs, this note shall be due immediately, without notice, at the Bank's option.

1. The Borrower or any guarantor of this note ("Guarantor") fails to pay when due any amount payable under this note or under any agreement or instrument evidencing debt to any creditor;
2. The Borrower or any Guarantor (a) fails to observe or perform any other term of this note; (b) makes any materially incorrect or misleading representation, warranty, or certificate to the Bank; (c) makes any materially incorrect or misleading representation in any financial statement or other information delivered to the Bank; or (d) defaults under the terms of any agreement or instrument relating to any debt for borrowed money (other than the debt evidenced by this note) such that the creditor declares the debt due before its maturity;
3. There is a default under the terms of any loan agreement, mortgage, security agreement, or any other document executed as part of the loan evidenced by this note, or any guaranty of the loan evidenced by this note becomes unenforceable in whole or in part, or any Guarantor fails to promptly perform under its guaranty;
4. A "reportable event" (as defined in the Employee Retirement Income Security Act of 1974 as amended) occurs that would permit the Pension Benefit Guaranty Corporation to terminate any employee benefit plan of the Borrower or any affiliate of the Borrower;


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

5. The Borrower or any Guarantor becomes insolvent or unable to pay its debts as they become due;
6. The Borrower or any Guarantor (a) makes an assignment for the benefit of creditors; (b) consents to the appointment of a custodian, receiver, or trustee for itself or for a substantial part of its assets; or (c) commences any proceeding under any bankruptcy, reorganization, liquidation, insolvency or similar laws of any jurisdiction;
7. A custodian, receiver, or trustee is appointed for the Borrower or any Guarantor or for a substantial part of its assets without the consent of the party against which the appointment is made and is not removed within 60 days after such appointment;
8. Proceedings are commenced against the Borrower or any Guarantor under any bankruptcy, reorganization, liquidation, or similar laws of any jurisdiction, and such proceedings remain undismissed for 60 days after commencement; or the Borrower or Guarantor consents to the commencement of such proceedings;
9. Any judgment is entered against the Borrower or any Guarantor, or any attachment, levy, or garnishment is issued against any property of the Borrower or any Guarantor;
10.      The Borrower or any Guarantor dies;
11. The Borrower or any Guarantor, without the Bank's written consent, (a) is dissolved, (b) merges or consolidates with any third party, (c) leases, sells or otherwise conveys a material part of its assets or business outside the ordinary course of business, (d) leases, purchases or otherwise acquires a material part of the assets of any other corporation or business entity except in the ordinary course of business, or (e) agrees to do any of the foregoing (notwithstanding the foregoing, any subsidiary may merge or consolidate with any other subsidiary, or with the Borrower so long as the Borrower is the survivor);
12. There is a substantial change in the existing or prospective financial condition of the Borrower or any Guarantor which the Bank in good faith determines to be materially adverse;
13.      The Bank in good faith deems itself insecure.

REMEDIES. If this note is not paid at maturity, whether by acceleration or otherwise, the Bank shall have all of the rights and remedies provided by any law or agreement. Any requirement of reasonable notice shall be met if the Bank sends the notice to the Borrower at least seven (7) days prior to the date of sale, disposition or other event giving rise to the required notice. The Bank is authorized to cause all or any part of the Collateral to be transferred to or registered in its name or in the name of any other person, firm or corporation, with or without designation of the capacity of such nominee. The Borrower shall be liable for any deficiency remaining after disposition of any Collateral. The Borrower is liable to the Bank for all reasonable costs and expenses of every kind incurred in the making or collection of this note, including, without limitation, reasonable attorneys' fees and court costs. These costs and expenses shall include, without limitation, any costs or expenses incurred by the Bank in any bankruptcy, reorganization, insolvency or other similar proceeding.

WAIVER. Each endorser and any other party liable on this note severally waives demand, presentment, notice of dishonor and protest, and consents to any extension or postponement of time of its payment without limit as to the number or period, to any substitution, exchange or release of all or part of the Collateral, to the addition of any party, and to the release or discharge of, or suspension of any rights and remedies against, any person who may be liable for the payment of this note. No delay on the part of the Bank in the exercise of any right or remedy shall operate as a waiver. No single or partial exercise by the Bank of any right or remedy shall preclude any other future exercise of it or the exercise of any other right or remedy. No waiver or indulgence by the Bank of any default shall be effective unless in writing and signed by the Bank, nor shall a waiver on one occasion be construed as a bar to or waiver of that right on any future occasion.



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

MISCELLANEOUS. The Borrower, if more than one, shall be jointly and severally liable, and the term "Borrower" shall mean any one or more of them. This note shall be binding on the Borrower and its successors, and shall inure to the benefit of the Bank, its successors and assigns. Any reference to the Bank shall include any holder of this note. This note is delivered in the State of Michigan and governed by Michigan law. Section headings are for convenience of reference only and shall not affect the interpretation of this note.

INFORMATION SHARING. The Bank may provide, without any limitation whatsoever, any information or knowledge the Bank may have about the undersigned or any matter relating to this note and any related documents to BANK ONE CORPORATION, or any of its subsidiaries or affiliates or their successors, or to any one or more purchasers or potential purchasers of this note or any related documents, and the undersigned waives any right to privacy the undersigned may have with respect to such matters. The Borrower agrees that the Bank may at any time sell, assign or transfer one or more interests or participations in all or any part of its rights or obligations in this note to one or more purchasers whether or not related to the Bank.

CONTINUED VALIDITY. This note embodies the entire agreement and understanding between the Bank and the Borrower and supersedes, amends, replaces and restates all prior agreements and understandings relating to its subject matter, including but not limited to the terms and conditions of the Revolving Business Credit Note dated September 30, 1999, from the Borrower to the Bank.]

WAIVER OF JURY TRIAL. The Bank and the Borrower knowingly and voluntarily waive any right either of them have to a trial by jury in any proceeding (whether sounding in contract or tort) which is in any way connected with this or any related agreement, or the relationship established under them. This provision may only be modified in a written instrument executed by the Bank and the Borrower.

ADDRESS:                                    BORROWER
5555 Bear Lane                              American Medical Technologies, Inc.
Corpus Christi, Texas 78405
                                            By:  /s/ Ben J. Gallant
                                                 -----------------------------
                                                     Ben J. Gallant

                                            Its: Chief Executive Officer
                                                 -----------------------------



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